UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINAEDU CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

4th Floor-A, GeHua Building

No. 1 Qinglong Hutong, Dongcheng District

Beijing, 100007

The People’s Republic of China
(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Ordinary Share Purchase Rights	The Nasdaq Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant's Securities to be Registered.

On September 17, 2013, the Board of Directors of ChinaEdu Corporation (the “Company”) adopted a shareholder rights plan, as set forth in the Rights Agreement, dated as of September 17, 2013 (the “Rights Agreement”), between the Company and The Bank of New York Mellon, as Rights Agent (the “Rights Agent”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

Rights Dividend

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value $0.01 per share, of the Company (the “Ordinary Shares”). The dividend is payable to the shareholders of record as of the close of business on September 17, 2013 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, par value $0.01 per share (the “Junior Preferred Stock”), of the Company at a price of $20.00 per one one-hundredth of a share of Junior Preferred Stock (as the same may be adjusted, the “Purchase Price”).

Distribution Date

Until the close of business on the earlier of (i) the tenth business day after the first date of a public announcement that a person (other than an Exempted Entity (as defined below)) individually or together with such persons affiliates or associates and any other person who is acting in concert (collectively, an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the Ordinary Shares then outstanding (or in the event a person or group that currently holds 20% or more of the Ordinary Shares acquires additional shares that would increase such person or group’s beneficial ownership by 0.5% or more of the Ordinary Shares outstanding at the time) or (ii) the tenth business day (or such later date as may be determined by action of the special committee of the Board of Directors consisting of Samuel Yen, Min Fan and Tianwen Liu (the “Special Committee”), so long as the Special Committee is in existence and, thereafter, the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring person (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for Ordinary Shares registered in the names of the holders thereof or in the case of certificated shares, by certificates for Ordinary Shares outstanding as of the Record Date.

“Exempted Entity” shall mean (1) the Company, (2) any subsidiary of the Company (in the case of subclauses (1) and (2) including, without limitation, in its fiduciary capacity), (3) any employee benefit plan of the Company or of any subsidiary of the Company, (4) any entity or trustee holding Ordinary Shares for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company, or (5) any person who currently beneficially owns 20% or more of the Ordinary Shares as evidenced by a Schedule 13D filing made prior to the date of the Rights Agreement and only to the extent of such person’s beneficial ownership as disclosed in such Schedule 13D filing, including, without limitation, any members of the Management Group; provided, however, solely with respect to this subclause (5), such Person, including, without limitation, any members of the Management Group, would cease to be an Exempted Entity upon the acquisition of additional Ordinary Shares that would increase such person’s beneficial ownership by 0.5% or more of the Ordinary Shares outstanding at the time of acquisition of any such additional shares pursuant to this subclause (5).

“Management Group” shall mean each of Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegang Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited and Lingyuan Furong Investment Mgmt Co., Ltd.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Ordinary Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of Ordinary Shares outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Ordinary Shares so transferred. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercise and Purchase Price

The Rights are not exercisable until the Distribution Date. The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property purchasable, upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for or purchase Junior Preferred Stock at a price, or securities convertible into Junior Preferred Stock with a conversion price, less than the then-current market price of the Junior Preferred Stock or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).

Dividends and Liquidation

Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of (A) 100 times the amount of dividends payable in respect of one share of Ordinary Shares during such period, and (B) on the last day of January, April, July, and October in each year, in an amount per whole share equal to the excess (if any) of 0.25% of $2,000.00 over the aggregate dividends paid pursuant to the foregoing clause (A). In the event of liquidation, dissolution or winding up of the Company, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $2,000.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate of 100 times the payment made per share to holders of Ordinary Shares. Each share of Junior Preferred Stock will have 100 votes, voting together with the Ordinary Shares. Finally, in the event of any merger, consolidation or other transaction in which Ordinary Shares are converted or exchanged, each share of Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Ordinary Shares. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Junior Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one Ordinary Share.

In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of Ordinary Shares (or at the option of the Company, such number of one one-hundredths of a share of Junior Preferred Stock) having a market value of two times the Purchase Price.

In the event that, after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Ordinary Shares or the occurrence of an event described in the prior paragraph, the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Ordinary Share, or a one one-hundredth of a share of Junior Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Junior Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Junior Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading day prior to the date of exercise or exchange.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Redemption of Rights

At any time prior to the time an Acquiring Person becomes such, the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors may amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors may amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than those holders who become Acquiring Persons and whose rights become void).

Expiration Date

The Rights will expire following the one year anniversary of the date of the Rights Agreement.

As of September 17, 2013, there were 100,000,000 authorized Ordinary Shares, of which 25,115,118 Ordinary Shares were issued and outstanding, and there were a total of 2,511,511 shares of Preferred Stock reserved for issuance upon exercise of the Rights. Shareholders of record on September 17, 2013 will receive one Right for each Ordinary Share held. As long as the Rights are attached to the Ordinary Shares, the Company will issue one Right with each new Ordinary Share.

The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Special Committee, as long as the Special Committee is in existence and, thereafter, the Board of Directors at a time when the Rights are redeemable.

The Rights Agreement, specifying the terms of the Rights (which includes as Exhibit A the form of Rights Certificate), is attached hereto as an exhibit and is incorporated herein by reference. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the Distribution Date. The foregoing description of the Rights is qualified in its entirety by reference to such Exhibit.

Item 2.	Exhibits.

(a) Exhibits

Exhibit Number	Description of Exhibit
4.1	Rights Agreement dated as of September 17, 2013 between ChinaEdu Corporation and The Bank of New York Mellon, as Rights Agent, which includes the form of Rights Certificate as Exhibit A, incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed with the Commission on September 18, 2013.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CHINAEDU CORPORATION

Date: September 18, 2013	By:	/s/ Shawn Ding

Name: Shawn Ding Title: Chief Executive Officer